PYRAMID ENTERTAINMENT INC.
c/o Pyramid Media, Inc.
11077 Biscayne Blvd., Suite 200
Miami, FL 33161

July 31, 2013

VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Dundas, Esq.

> **Re:** **Pyramid Entertainment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 8, 2013**
> **File No. 024-10352**

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 4, 2013, to Pyramid Entertainment, Inc. (the "Company") regarding the above-captioned filing of the Company (the "Original Filing"). Please note that the Staff's comments are restated below along with the Company's responses. We are also submitting Amendment No. 1 to the Form 1-A filed on May 8, 2013 ("Amendment No. 1"), concurrently with this letter to reflect our responses to the Staff's comments.

General

1. Please explain whether Pyramid Entertainment, Inc., Pyramid Media, Inc. and any of your affiliates have any relationship with Pyramid Entertainment Group Inc. The website of Pyramid Entertainment Group Inc. can be located at the following address: http://www.pyramid-ent.com/index.php. We note the names and business plans and operations of your business and Pyramid Entertainment Group Inc. are substantially similar. Please advise.

Response:

Neither the Company nor any of its affiliates have any relationship with Pyramid Entertainment Group Inc., a company that, according to its website, acts as a booking agent.

Part I – Notification, page 2

Item 1. Significant Parties, page 2

2. Please revise your disclosure to include Pyramid Media, Inc. and Pyramid Records, Inc. as

affiliates.

Response:

     The Company has revised its disclosure to include Pyramid Media, Inc. as an affiliate of the Company in accordance with the Staff's comment. Please see page 3 of Amendment No. 1. To the best of the Company's knowledge, Pyramid Records, Inc. does not exist as a corporate entity. Pyramid Records Corporation was an entity originally formed by Allen Jacobi, the Company's President, in 1995, which was subsequently dissolved in 2004 when Mr. Jacobi formed Pyramid Media Inc. The Company uses the Pyramid Records imprint as a trade name for marketing purposes only.

3. Please provide the business address of Charlie McLaughlin in this section.

Response:

     The Company has revised its disclosure in accordance with the Staff's comment to include the business address of Charlie McLaughlin. Please see page 2 of Amendment No. 1.

Item 4. Jurisdictions in Which Securities Are to be Offered, page 3

4. Revise your disclosure to provide the method by which securities will be offered pursuant to this offering circular. Refer to Item 4(b) of Part I of Form 1-A.

Response:

     The Company has revised its disclosure in accordance with the Staff's comment. Please see page 4 of Amendment No. 1.

Part II – Offering Circular

5. Revise to provide the disclosure required by Item 3-5 and 12 of Offering Circular Model B. Specifically, we note you did not include disclosure with respect to Item 3, Dilution, Item 4, Plan of Distribution, Item 5, Use of Proceeds and Item 12, Securities Being Offered. Please advise.

Response:

     The Company has revised its disclosure in accordance with the Staff's comment. Please see page 32 of Amendment No. 1.

Investor Notices, page 3

6. We note your statement on page 4 that "[c]ertain provisions of various agreements and documents are summarized in this offering circular, but prospective investors should not assume that such summaries are complete. Such summaries are qualified in their entirety by

reference to the complete text of such agreements." Please note that the offering circular should cover the materials aspects of the offering and your proposed business. Please remove the language which indicates that the relevant summaries are incomplete and which qualifies the disclosure in the offering circular by reference to the exhibits.

Response:

       The Company has removed this disclosure in accordance with the Staff's comment. Please see page 10 of Amendment No. 1.

Summary, page 7

7. Please revise your disclosure here and throughout your offering statement, including in your risk factor disclosure, to provide the minimum amount you need to receive in this offering for you to implement your business plan and also the amount needed to sustain your operations for at least the next 12 months.

Response:

       The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 14, 16, 24, and 32.

8. Please revise your disclosure here and throughout your offering statement to distinguish between current versus planned or anticipated business operations and activities. For example, disclose, as you do on page 12, that your only assets "consist of master recordings, including seven full albums and three title tracks, which provide nominal revenues." Identify the albums and title tracks.

Response:

       The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 13, 18, and 24.

9. Please revise your disclosure here and throughout your offering statement to discuss the relationship between Pyramid Records, Pyramid Media, Inc. and Pyramid Entertainment, Inc. We note your disclosure on page 7 that "[f]or over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's..." However, we note that Pyramid Entertainment, Inc. was recently incorporated in November 2012. We also note your disclosure in Note 5 to the financial statements that the reorganization of Pyramid Media, Inc. as a subsidiary of Pyramid Entertainment, Inc. on May 6, 2013 was effected "so as to help facilitate a proposed Regulation A offering." Please advise and revise your disclosure.

Response:

       Pyramid Entertainment was formed in November 2012 as a Nevada corporation to acquire Pyramid Media, Inc., which is a wholly-owned subsidiary of Pyramid Entertainment.

Pyramid Records is not a separate corporate entity, but is merely the name of the Company's record label under which it conducts business. The Company has revised its disclosure in accordance with the Staff's comment.   Please see pages 13 and 23-24.

10. Revise your disclosure to discuss your "longstanding relationship" with Universal Music Group and explain the basis for your statement that you have a "preferential distribution agreement" with Ingrooves Fontana.

Response:

       The Company has revised its disclosure in accordance with the Staff's comment.   Please see pages 13 and 24.

11. Briefly discuss your plans for 2013 to expand to the additional revenue streams referenced on page 7.

Response:

       The Company has revised its disclosure in accordance with the Staff's comment.   Please see pages 13 and 24.

12. Disclose the basis for your belief that the signing of The Ohio Players, George Clinton & Funkadelics are "imminent."

Response:

       The Company has revised its disclosure in accordance with the Staff's comment.   Please see pages 14 and 24.

The Offering, page 7

13. Revise to disclose that you will deposit all proceeds in the offering in a special bank account in trust until the minimum is completed and if the minimum is not achieved within 9 months of the date of the Offering Circular, the company will promptly return the proceeds to subscribers without interest.

Response:

       The Company has revised its disclosure in accordance with the Staff's comment. Please see page 14 of Amendment No. 1.

Risk Factors, page 9

We may have difficulty addressing the threats to our business associated..., page 11

14. Please quantify the "substantial portion" of your revenue that comes from the sales of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to you.

Response:

   The Company has removed the risk factor referenced in the Staff's comment as it believes it is out of date and is a general rather than specific risk the Company faces. Please see page 18 of Amendment No. 1.

<u>We may not be able to protect our intellectual property adequately…, page 12</u>

15. Please clarify your use of "nominal revenues" with respect to the revenues generated from your only assets consisting of the master recordings. For example, disclose revenues generated from this asset as the most recent date of your balance sheet.

Response:

   The Company has revised its disclosure in accordance with the Staff's comment. Please see page 18 of Amendment No. 1.

16. Please revise your disclosure within this risk factor to briefly discuss your "core business."

Response:

   The Company has revised its disclosure in accordance with the Staff's comment. Please see page 19 of Amendment No. 1.

<u>Our Business, page 16</u>

17. Please provide an organizational chart for your operations, indicating the role you, your subsidiary and each affiliated entity will play in your anticipated operations and implementation of your business plan, as well as the ownership of each entity, including the natural persons who have voting and dispositive power.

Response:

   The Company has revised its disclosure in accordance with the Staff's comment. Please see page 23 of Amendment No. 1.

18. Revise your disclosure to discuss the material terms of your agreements with recording artists Cameo and Confunkshun. Also, discuss the basic terms in your agreements with your signed artists related to royalty income received both by you and your signed artists pursuant to the applicable contract terms.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 24 of Amendment No. 1.

Our Label, page 18

19. Revise to explain how Pyramid record is a "full-service record label." Please also explain the basis for your statement that your distribution agreement with Ingrooves Fontana is "superior."

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 26 of Amendment No. 1.

20. Briefly discuss the reasonable acquisition fees paid to your artists which give you ownership rights to all master recordings produced by such artist. Discuss whether the fees are fixed and vary based upon the artist. Please also disclose your average contract term with your artists.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 26 of Amendment No. 1.

21. Revise your disclosure to disclose the "low distribution fee" pursuant to the Ingrooves Fontana distribution agreement.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 26 of Amendment No. 1.

Our Strategy, page 18

22. Clarify the following statement on page 19, "...that the buying demographic of legendary R&B artists is approximately 70% physical!"

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 27 of Amendment No. 1.

Competition, page 19

23. Clarify your disclosure to discuss the segment of the market in which you intend to market

and sell your record products.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 27 of Amendment No. 1.

Employees, page 20

24. Revise your disclosure to state that you have at least 4 employees given the four executive officers referenced on page 20.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 28 of Amendment No. 1.

Security Ownership of Management and Certain Security Holders, page 22

25. We note your disclosure that your officers and directors as a group beneficially own approximately 82.75% of your common shares as of May 6, 2013.   However, we note your tabular disclosure indicates your officers and directors as a group beneficially own approximately 86.8% of your common shares as of May 6, 2013. Please revise and advise.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 31 of Amendment No. 1.

Certain Related Party Transactions, page 23

Please file as exhibits the following agreements:

- the agreement pursuant to which Mr. Jacobi contributed his master record catalog to "Media"; and

- the agreement pursuant to which Pyramid Media, Inc. transferred 500 shares to the company and the company issued 2.5 million shares to Mr. Jacobi.

Response:

The Company has filed the requested agreements with Amendment No. 1 as Exhibits 6.2 and 6.3 respectively.

Financial Statements and Supplementary Information, Years Ended December 31, 2012 and

2011

Statements of Income and Retained Earnings

26. Please include financial statement line items for earnings before taxes and income tax provision as required under ASC 225.   We note that Pyramid Entertainment, Inc. had no activity as of December 31, 2012, but is still a C-Corporation that is subject to taxes.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the financial statements of Amendment No. 1.

27. We note that Pyramid Media, Inc. was formally a Sub-Chapter S corporation and, as a result of the reorganization, is now a subsidiary of the company.   Please present on the face of your historic income statement pro forma tax and earnings per share data, for the most recent fiscal year and subsequent interim period, to give effect to the number of shares of common stock issued in the reorganization and the impact of being taxed at the statutory rate.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the financial statements of Amendment No. 1.

Statements of Changes in Stockholders' Equity

28. Please provide Statements of Changes in Stockholders' Equity as required in accordance with ASC 215 and Instructions to Form 1-A, page 30.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 4 of the financial statements of Amendment No. 1.

Note 1 – Summary of Significant Accounting Policies

Principle of Combination

29. Please tell us and disclose the nature of the operations of your affiliate and why it is considered an entity under common control with Pyramid Entertainment.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 7 of the financial statements of Amendment No. 1.

Note 2 – Intangible Assets

30. Please tell us and disclose the basis for fair valuing the intangible assets consisting of a master record catalogue comprised of seven full albums and three title tracks for $1,400,000 based on the criteria of ASC 820.   We note that a value was provided by the Law Offices of Michael R. Shapiro, but that it does not meet the accounting criteria for fair value measurements.   Please see ASC 820 reference.

Response:

      The Company has revised its disclosure in accordance with the Staff's comment. Please see page 8-9 of the financial statements of Amendment No. 1.

Statement of Comprehensive Income

31. If true, please disclose that the Company has no sources of comprehensive income and advise us.

Response:

      The Company has no sources of comprehensive income.   The Company has revised its disclosure in accordance with the Staff's comment. Please see page 8 of the financial statements of Amendment No. 1.

Signatures

32. Revise to provide the signature of your Chief Financial Officer.

Response:

      The Company has revised its offering statement to include the signature of its Chief Financial Officer.

In making its responses, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Allen Jacobi

_____

Allen Jacobi
President

cc: Gerald Adler, Newman & Morrison LLP